Exhibit 99.1

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO AUSTRALIA, CANADA, JAPAN, NEW ZEALAND, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/ 2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED.

24 June 2024

PureTech Health plc

Results of the Tender Offer

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces the results of the Tender Offer, as set out in the Shareholder circular published by the Company on 20 May 2024 (the ‘’Circular’’).

Capitalised terms used in this announcement but not defined have the meanings given to them in the Circular.

The Tender Offer for the Company’s Ordinary Shares closed at 1:00 p.m. London time on Thursday 20 June 2024 (the “Ordinary Share Closing Date”), and the Tender Offer for the Company’s ADSs closed at 5:00 p.m. New York City time on Tuesday 18 June 2024 (the “ADS Closing Date”).

The maximum aggregate number of Ordinary Shares (including Ordinary Shares represented by ADSs) that could be purchased pursuant to the Tender Offer was 33,500,000 Ordinary Shares (including Ordinary Shares represented by ADSs) at a fixed price of 250 pence per Ordinary Share (equivalent to £25.00 per ADS) (the “Tender Price”) for maximum aggregate amount of $100 million. Valid tenders were received in respect of 172,408,704 Ordinary Shares (including Ordinary Shares represented by ADSs).

As the Tender Offer was oversubscribed by 140,867,938 Ordinary Shares (including Ordinary Shares represented by ADSs), not all of the Ordinary Shares (including Ordinary Shares represented by ADSs) that have been validly tendered will be accepted and purchased. Therefore, tenders will be scaled down pro-rata to the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) so tendered by that Shareholder, such that the total cost of Ordinary Shares (including Ordinary Shares represented by ADSs) purchased pursuant to the Tender Offer does not exceed $100 million or the total number of validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) does not exceed 33,500,000 Ordinary Shares, as described in paragraphs 2.14 of Part V of the Circular.

If any fractions arise from the scaling-down as stated above, the number of Ordinary Shares tendered by each Shareholder shall be rounded down to the nearest whole Ordinary Share (or to nil, as the case may be) and purchased in the Tender Offer and the balance of the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) so tendered by that Shareholder will not be accepted and purchased in the Tender Offer and will be returned to Shareholders, as described in paragraphs 2.15 of Part V of the Circular.

In total 31,540,670 Ordinary Shares (including Ordinary Shares represented by ADSs) will be purchased in accordance with the terms and subject to the conditions of the Tender Offer at the Tender Price, for a total cost of $100 million. This represents approximately 12 per cent of the Issued Ordinary Share Capital of the Company.

As detailed in the Circular, the Company will buy back the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) from Jefferies International Limited (“Jefferies”) and, following such repurchase, cancel such Ordinary Shares (including Ordinary Shares represented by ADSs), thereby reducing its total Issued Ordinary Share Capital and total voting rights from 270,859,250 to 239,318,580 Ordinary Shares (including Ordinary Shares represented by ADSs), excluding 18,608,909 Ordinary Shares held in treasury. This figure may be used by Shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Transparency Regulations and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

It is anticipated that the proceeds will be payable as follows:

Shareholders of Ordinary Shares

•	the proceeds payable to the Company’s Shareholders for Ordinary Shares held in Certificated Form purchased under the Tender Offer will be despatched in the form of a cheque by or on 3 July 2024; and

•	the proceeds payable to the Company’s Shareholders for Ordinary Shares in Uncertificated Form purchased under the Tender Offer will be paid through CREST by or on 25 June 2024.

ADSs Holders

•

the proceeds payable for successfully tendered Ordinary Shares represented by ADS Holders who hold ADSs on the books of the Depositary will be despatched in the form of a cheque by or on 3 July 2024, at the risk of the person entitled thereto; and

•

the proceeds payable for successfully tendered Ordinary Shares represented by ADSs held by ADS Holders who hold ADSs through a bank, broker or other nominee participant of DTC will be made to DTC by or on 3 July 2024.

The Company intends to rely on the Tier II exemption from Rule 14e-1(c) on prompt payment where the Company will follow English law and practice.

All cash payments of proceeds for successfully tendered Ordinary Shares represented by ADSs under the Tender Offer will be made (i) by Jefferies in pounds sterling by CREST payment to the nominee account of the Depositary, in respect of Ordinary Shares underlying the ADSs, and then (ii) after conversion thereof by the Tender Agent, in US dollars, (a) in the case of ADS Holders whose ADSs are held on the books of the Depositary, by cheque, and (b) in the case of payment to Cede & Co., as nominee for DTC, by wire transfer issued by a US bank, in each case in respect of ADSs purchased in the Tender Offer. The actual amount of US dollars received will depend upon the exchange rate obtained when such currency is exchanged. In all cases, fluctuations in the US dollar/pound sterling exchange rate are at the risk of the tendering ADS Holders who will receive their consideration in US dollars.

The attention of Shareholders and ADS Holders is drawn to Part VI of the Circular, which provides a summary of certain material UK tax and US federal income tax consequences for Shareholders and ADS Holders of accepting the Tender Offer or receipt of the Special Dividend (if any).

Jefferies will implement the Tender Offer by acquiring, as principal, the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at the Tender Price. Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by Jefferies pursuant to the Tender Offer will be purchased as principal and such purchases will be market purchases in accordance with the provisions of the Act, the Prospectus Regulation Rules, the Listing Rules, the rules of the London Stock Exchange, the Disclosure Guidance and Transparency Rules and the Takeover Code. Immediately following completion of the Tender Offer, Jefferies shall exercise its right to sell such Ordinary Shares (including Ordinary Shares represented by ADSs) to the Company, at the Tender Price, pursuant to the Option Agreement.

Contact:

PureTech Health plc

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

Jefferies International Limited

Ed Matthews

+44 (0)20 7548 4107

ematthews1@jefferies.com

Jee Lee

+44 (0)20 7029 8545

Jee.Lee@jefferies.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Important Notices

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (including Ordinary Shares represented by ADSs). The Tender Offer is made only pursuant to the Circular, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs, which Shareholders were advised to read in full.

Jefferies, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom (“FCA”), is acting exclusively for the Company as financial advisor and broker in connection with the Tender Offer and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in connection with the Tender Offer or any other matters set out in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Jefferies under the Financial Services and Markets Act 2000, as amended or the regulatory regime established thereunder: (i) neither Jefferies or any persons associated or affiliated with Jefferies accepts any responsibility whatsoever or makes any warranty or representation, express or implied, in relation to the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by, or on behalf of it, the Company or the directors of the Company, in connection with the Company and/or the Tender Offer; and (ii) Jefferies accordingly disclaims, to the fullest extent permitted by law, all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise be found to have in respect of this announcement or any such statement.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the Tender Offer, including the timing of payment and return of Ordinary Shares not accepted for payment. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.